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Your Clean Bathroom
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INVEST IN **THRONE**

Smart, solar powered public bathrooms (partnered with cities of DC, NYC, and LA)

LEAD INVESTOR

Julia H Grace

As a technology executive with 15+ years of experience at Netflix, Apple, and Slack, I was immediately impressed by Throne's exciting approach to disrupting an industry screaming for innovation. I'm most interested in companies that use technology to solve meaningful, real-world problems - and finding a safe, clean place to use the bathroom is a challenge many, including myself, face often. Throne is building foundational infrastructure to transform how we see public toilets and has proven they can bring 21st-century technology to the most primitive human need. I have known Fletcher for over ten years, and his ability to deliver innovative products while navigating regulatory and intellectual property complexities is very impressive. Since my initial investment in Throne, I watched their leadership team develop, iterate and refine a state-of-the-art product. I'm now leading this round, as I've been impressed with how quickly they've gained early traction with an initial customer cohort, strategic partners, and a fast-growing sales pipeline. These positive signals indicate a massive potential for a product that will become ingrained in our daily lives. Every news article I read about yet another city calling for better bathroom options further underscores my feeling that Throne is onto something special, foundational, and BIG. I am thrilled to be part of this investment round and to work alongside Fletcher and the Throne team to bring this opportunity to the community.

Invested $50,000 this round & $100,000 previously

thronelabs.co Washington DC

Technology | Female Founder | B2B | Healthcare

Hardware

Highlights

1. Overwhelming demand with $100M+ sales pipeline (not guaranteed)

2. World-class team from Uber, Amazon, Meta, Allied Portable Toilets, UPenn & Stanford

3. Expanding from DC into LA and NY

5. Powered by IoT sensors, touchless fixtures, and data-driven servicing

6. Capturing $5.22 revenue per flush (August)

7. Positioned to capture a $122B market opportunity

Our Team



Fletcher Wilson Co-founder, CEO

Serial entrepreneur. First named on 50 patents. Former InterVene Founder & CEO backed by top VCs and strategics (raised $30M). UPenn, BS Engineering. Stanford, MS Engineering.



Jessica Heinzelman Co-founder, COO

Marketing and operations whiz. Ex-Meta. VP of Growth at Nivi; grew user base from 50K to 990K. Managed strategic development partnerships with UN agencies. Advised US and UK-backed World Bank projects. Smith College, BA. Tufts, MA.



Ben Clark Co-founder, VP R&D

Hardware guru. Inventor on 70+ patents. Early at 2 MedTech startups - one exit to Medtronic > $800M and an exit to Johnson & Johnson. Specializes in transferring new products from R&D to early production for large-scale launch. Mechanical Engineering, BS.



Shyanne Telfer VP of Operations

Design implementation & supply chain genius. Ex-Uber. 15 years experience working with Fortune 100 companies, unicorns, early-stage startups, and SMEs. Logistics and Supply Chain Management, MSc.



Russell Borgmann Head of Integration

Scale Pro. Early product and operations leader at Coinstar. Led cross-functional New Technology Introduction (NTI) and Hardware Product Development teams at Amazon to scale the public launch of Amazon Go "Just Walk Out" cashier-less convenience stores.



Tee Valentine Co-founder, Advisor

Business mogul. Owner of Allied Portable Toilets. Founder of River City Corp. Board member and advisor to a $400M revenue transportation and logistics company. UNC - Chapel Hill, BA. University of Virginia, MBA.



John Epley Co-founder, Advisor

Industry veteran. Owner of Allied Portable Toilets. Ex-investment banker. Former Head of M&A of a $600M revenue industrial holding company. Former CFO of a $110M asset-backed credit facility. Harvard, BA. Columbia, MBA.

Public bathrooms you'll WANT to use.


throne
Smart. Lovable. Bathrooms.
Throne Bathroom
throne

Thrones are the smart, clean, connected bathrooms of the future.


throne
Your Clean Bathroom
Available
EXTERIOR
INTERIOR

We're bringing bathrooms into the 21st century for the 200M+ Americans who use public restrooms every week, representing a $122B market opportunity.


Current options stink

And there aren't nearly enough of them.


200M Americans
use public bathrooms every week...
and yet there are only
MEN
WOMEN


8 public toilets
/ 100K people

Cities have been trying to keep up with demands, but with a price tag often approaching $1M to build a single toilet, we are facing an embarrassing shortage in this critical public infrastructure.


LOO-NACY!
Government waste means just FIVE public toilets will cost a shocking $5.3 million
The city will install five public toilets that cost $185,000 each (like the one pictured here) — but regulations, union wages, infrastructure expenses, utility hookups and other bits of overhead will balloon the total cost to more than $5 million.
PAGES 4-5

After decades of underinvestment, everyone is calling for a better solution


Amazon finally acknowledges delivery driver bathroom problem
NYC
The Official Website of the City of New York
No Toilet Facility for Customers
NYC Council committee to vote on bills aiming for more public bathrooms, greenways




TikTok
me telling everyone i know
that you can report nyc
food establishments with
more than 20 seats that
don't provide a bathroom




Cities across the nation are finally
taking real action


In what has become an annual finding, grand jury says San Diego needs more public restrooms downtown
Thanks to DC's new toilet law, it's going to be easier to find a place to go
HEALTH
'Bathroom bill' passes in City Council
ANN ARBOR
Ann Arbor aims to accelerate development of downtown public restrooms
Bathrooms are the new bike lane
"It is my belief that what we have seen over the past decade with regard to bicycle lanes all across the nation, we will see the same type of movement over the next 10 years with public bathrooms"
Max Rose
Former US Congressman from NY

And that's where Throne comes in...


Throne is building the
clean connected bathroom network


throne
Your Clean Bathroom
CVS Parking Lot
Book Throne



Thrones are the first turnkey bathroom solution that can be scaled nationwide.

Our mission is to help over 100M people go potty by the end of the decade.



Introducing Throne's
Smart Bathroom Platform
Loveable Bathrooms
Delightful
Running water sink, flushing toilet, robust ventilation & touchless fixtures make Throne feel pleasant & familiar
Self-Contained
Thrones require no connection to water, sewer or power, eliminating installation costs
Smart & Accountable
Real time user feedback, IoT sensors, & automated firmware give rise to remote monitoring and user base accountability
How clean was your Throne?
throne
Your Clean Bathroom



Bathroom

Using a Throne is simple. Users can enter in seconds by scanning a QR code and sending a pre-populated text message. Alternate entry methods include a Throne tap card and the Throne Bathroom Network App.

When you enter a Throne, you're met with a porcelain flushing toilet, an automatic soap dispenser, sink, robust ventilation and air conditioning, proper lighting, and an aesthetically pleasing interior for a truly lovable experience.


Sparkling clean


And People Simply Love It!
35,000
uses and counting...
throne

> I just wanted to say that I stumbled across one of your thrones in Fairfax City and it was one of the highlights of my day. I know that sounds hyperbolic about a bathroom, but it was such a treat to stumble on. I love how modern it is and how charming the wall paper was. Usually park bathrooms are dingy and gross but this is so clean and refreshing to see. It's such a neat concept and I hope to see more of your bathrooms in the future.

Throne eliminates the outrageous upfront costs associated with the

traditional public bathroom

Thrones require no connection to water, sewer or power, so they can be placed anywhere, anytime. By eliminating installation costs and lengthy construction projects, Throne fundamentally changes the cost structure of providing public bathrooms, making it easier for cities to adopt and implement.

100 Thrones for the cost of 5 traditional public bathrooms.



20X
more value
$5.3M
100 Thrones installed on-demand (includes a year of operation)
$5.3M
5 toilets and years to install
(does not include cost to operate)
Leading competitor
throne

and Thrones are smart!

A suite of IoT sensors, real time user feedback, and automated firmware systems drastically lower the cost of operating public bathrooms by creating a user base with built in accountability, and a responsive, data driven service scheme that is hyper-efficient.

> Initial Commercial Launch in DC has established a premium price point, and a cohort of very happy initial customers

Early Commercial Metrics

- $4,300 recurring rev per throne-month*
- ~$7 ARR per citizen (municipal WTP)
- $376k ARR (August)
- $5.22 rev / use (August)


Active Thrones
Paid Thrones
Marketing Thrones
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
4
5
7
6
7
9
10

*ADA model

Initial Customer Cohort

FAIRFAX CITY

CAPITOL RIVERFRONT

City of HYATTSVILLE

MONTGOMERY PARKS M-NCPPC

F!GHT COLORECTAL CANCER

Throne's projected unit economics at scale will net $2,500 profit dollars per month per Throne, yielding a payback as short as 1 year on a 10-year throne life.

Monthly Profit and Loss
(per Throne-month)

$5k

$2.5k


In-City
Contrib.
Margin
$1.5k
COGS
$1k
In-City
Fixed
Avg.
Monthly
Rev.

Throne is being pulled into cities of all sizes, with **$100M+ ARR** in sales pipeline

Los Angeles / LA Metro	Partnership with LA Metro ($5.1B annual budget, serving 88 municipalities in LA county) to provide bathrooms to the public and LA Metro staff. Four-unit initial pilot with explicit expansion goal to 147 Thrones ahead of 2028 Olympics	$8.8M ARR pipeline potential
NYC	NYC Deputy Mayor's office, NYC Parks and NYC DoT greenlit Manhattan pilot with ~10 Thrones to start. To include enterprise sponsorship in DoT Thrones.	$44M ARR pipeline potential
Washington DC	Approved budget for Smart Bathrooms in fiscal year 2023/2024 based on Throne specs and quote ($7,222/unit/month). Will go to public procurement ~Oct. 2023, with no other viable competitors to meet specs.	$6.3M ARR pipeline potential
City of Ann Arbor, Michigan	Ann Arbor council voting (Oct. 5th) on 2024 deployment contract in partnership with Parks, U. Michigan and Downtown (10+ Thrones)	$1.1M ARR pipeline potential

Throne's well-defined roll out plan delivers growth and economic sustainability, while testing various flavors of municipal partnership to guide future expansion


DC
Expansion
Demonstrate organic municipal bleed (no sales team), begin paid partnership with D.C. proper, and build density to demonstrate unit economic viability with Throne-owned operations


LA Launch
Utilize massive and connected anchor customer (LA Metro) to bleed into 88 local municipalities, neighboring transit agencies, and land scalable enterprise customers (e.g. Waymo)
NYC Launch
Bi-department partnership with Parks & DOT allows free access to prime real estate to test paid enterprise sponsorship model during pilot, plus potential to convert enormous paid municipal customer
Ann Arbor Launch
Paid deployment (no-pilot) to test outsourced operational model and university market segment
J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D
2023
2024
2025

Throne is partnered and funded by the largest player in public sanitation.


Satellite
Highlights
→ Thrones manufactured out of Elkhart Indiana factory
→ Invested $500k in Throne Convertible Note (Aug. 30th)
→ licensed Throne's tech for Smart Trailer and offers "Powered by Throne" software
→ Extended manufacturing payment terms

We're putting Thrones everywhere









Every time someone uses a Throne, we are capturing $3.66 - $5.22 from the city. And every week, hundreds of millions of Americans use public bathrooms one to five times. The unaddressed market opportunity is enormous.


200M
Americans use public bathrooms 1-5 times a week
$3.90
Revenue/flush at a public bathroom
$122B
US public bathroom market opportunity
(1) Public bathroom utilization from Bradley Corp. 2019 restroom survey
(2) Based on median usage of 3 times per week
(3) Willingness to pay based on current Throne pricing validated w/ initial municipal customers ($4,500 / month for 26-50 uses per day)
(4) Market opportunity projections are forward looking and do not constitute predictions of captured revenue and cannot be guaranteed


World-class team with
70+ patents & track record
of building companies to exit


Fletcher Wilson
CEO + Co-Founder
Serial entrepreneur. Named on 50 patents. Former InterVene Founder & CEO backed by top VCs and strategics (raised $30M). UPenn, BS Engineering. Stanford, MS Engineering.
Jess Heinzelman
COO + Co-Founder
Marketing and operations whiz. Ex-Meta. VP of Growth at Nivi; grew user base from 50K to 990K. Managed strategic development partnerships with UN agencies. Advised US and UK-backed World
Ben Clark
VP R&D + Co-Founder
Scale pro. Inventor on 70+ patents. Early at 2 MedTech startups - one exit to Medtronic > $800M and another exit to Johnson & Johnson. Specializes in transferring new products from R&D to early

Tufts, MA.

launch. Mechanical Engineering, BS.



Shyenne Telfar
VP of Operations
Design implementation & supply chain genius. Ex-Uber. 15 years experience working with Fortune 100 companies, unicorns, early-stage startups, and SMEs. Logistics and Supply Chain Management, MSc.
Russell Borgmann
Head of Integration
Scale Pro. Early product and operations leader at Coinstar. Led cross-functional New Technology Introduction (NTI) and Hardware Product Development teams at Amazon to scale the public launch of Amazon Go "Just Walk Out" cashier-less convenience stores.
John Epley & Tee Valentine
Co-Founder Advisors
Industry Experience. Co-owners of Allied Portable Toilets (50 yr old company). Board member of a $400M revenue transportation and logistics company. Former Head of M&A of a $600M revenue industrial holding company. Former CFO of a $110M asset-backed credit facility.

Uber · Stanford University · coinstar · Allied Portable Toilets

Meta · amazon · Penn University of Pennsylvania · Medtronic

Throne has invested heavily in developing the first truly scalable solution to the bathroom infrastructure crisis, and we are going to own an entirely new category...

We've raised $8.7M from VCs, angels, and like minded investors already.

CAN Charlottesville Angel Network · Satellite

dipalo ventures · SANDALPHON CAPITAL

We proved the model in DC, next stop LA and NYC!


Make loveable public bathrooms a thing
Invest in Throne
As seen in...
AXIOS
NBC
FOX
GeekWire
WASHINGTONIAN
*Only $1.235M of this round will be raised on Wefunder